Am Build, Inc.
                             HEAD OFFICE
                        Arcade at Royal Palm 1
  950 South Pine Island Road, Suite 150A-106, Plantation, FL  33324
             Tel:  954-727-8393        Fax: 954-727-8426



March 25, 2003


John D. Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:	Am Build Inc.
	Registration Statement on Form SB-2 filed December 19, 2002
	File No. 333-101985
        -----------------------------------------------------------


Dear Mr. Reynolds:

	Pursuant to a meeting by the Board of Directors, and Rule 477 of the Securities Act of 1933, Am Build Inc. hereby withdraws its registration statement on Form SB-2.

	In conformity with this action, the security holders and Board of Directors affirm the following: no shares were offered or sold pursuant to the registration statement made under file no. 333-101985;
no preliminary prospectuses were ever distributed; the withdrawal of the registration statement is consistent with the protection of investors.

	The registrant may undertake a subsequent private offering in reliance on Securites Act Rule 155(c).

Yours truly,


/s/ Paul Hines
President

cc:	Stewart Merkin, P.A.
	444 Brickell Avenue
	Suite 300
	Miami, FL 33131
	F: 305-358-2490



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